PREMIUM NICKEL ANNOUNCES APPOINTMENT OF

JAMES GOWANS AS NEW BOARD CHAIRMAN

Toronto, Ontario, January 2, 2024 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce the appointment of Mr. James (Jim) Gowans as a Director and as new independent Chairman of the Board of the Company, effective as of January 1, 2024.

Jim Gowans, is a seasoned corporate director and brings over three decades of expertise as a senior executive in the mining industry, with notable roles at Debswana Diamond Company in Botswana, DeBeers SA, DeBeers Canada Inc., PT Inco and Placer Dome Ltd. Mr. Gowans has served on the boards of numerous Canadian publicly traded mining companies, including Cameco, Arizona Mining, Trilogy Metals, Detour Gold, New Gold, Marathon Gold, Paycore Minerals and Treasury Metals where he currently serves as Chairman. He was also CEO and interim president of Trilogy Metals Inc., held roles as CEO, president, and director at Arizona Mining Inc., and served as co-President of Barrick Gold Corporation before becoming a senior advisor to the Chairman of the Board at Barrick Gold Corporation.

The addition of Mr. Gowans to the Company will bring with it the advantages of his extensive operational background in Botswana, his profound insights into the local and regional dynamics relevant to the revitalization of PNRL's mines, and the value of his established connections within the mining sector in that region.

John Hick, Lead Director commented: "On behalf of the PNRL Board and management I would like to extend a warm welcome to Jim as he joins our team. This is a strategic step for the growth of PNRL and the Company will greatly benefit from Jim's wealth of experience as we advance the Company's Botswana mines. I would also like to thank Keith Morrison for acting as interim Chairman of the Board while the Company underwent the search for a new independent director to serve as Chairman of the Board."

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.  We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward‐looking statements" within the meaning of applicable Canadian securities laws, including: the intention to appoint a new director to the Board and a new Chairman of the Board. These forward‐looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements reflects assumptions that management believes to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.